                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 11)

                       UNITED INVESTORS INCOME PROPERTIES
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                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  4582 SOUTH ULSTER STREET PARKWAY, SUITE 1100
                             DENVER, COLORADO 80237
                            TELEPHONE: (303) 757-8101

                                   Copies to:
                                GREGORY M. CHAIT
                                  ROBERT BARKER
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., SUITE 1600
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 19, 2003
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

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------------------------                                      ------------------
CUSIP NO. NOT APPLICABLE               13D                    PAGE 2 OF 10 PAGES
------------------------                                      ------------------

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   1     NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [X]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS
         WC

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

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        NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY        ------------------------------------------------------
         OWNED BY            8     SHARED VOTING POWER
      EACH REPORTING                   25,176 UNITS
       PERSON WITH
                          ------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                       25,176 UNITS

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,176 UNITS

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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41.2%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN

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

------------------------                                      ------------------
CUSIP NO. NOT APPLICABLE               13D                    PAGE 3 OF 10 PAGES
------------------------                                      ------------------

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   1     NAME OF REPORTING PERSONS: AIMCO-GP, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [X]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS
         NOT APPLICABLE

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY        ------------------------------------------------------
         OWNED BY            8     SHARED VOTING POWER
      EACH REPORTING                   25,176 UNITS
       PERSON WITH
                          ------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                       25,176 UNITS

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,176 UNITS

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41.2%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO

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------------------------                                      ------------------
CUSIP NO. NOT APPLICABLE               13D                    PAGE 4 OF 10 PAGES
------------------------                                      ------------------

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   1     NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT
         COMPANY

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):84-1259577

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [X]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS
         NOT APPLICABLE

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND

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        NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY        ------------------------------------------------------
         OWNED BY            8     SHARED VOTING POWER
      EACH REPORTING                   25,176 UNITS
       PERSON WITH
                          ------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                       25,176 UNITS

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,176 UNITS

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41.2%

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  14     TYPE OF REPORTING PERSON
         CO

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

------------------------                                      ------------------
CUSIP NO. NOT APPLICABLE               13D                    PAGE 5 OF 10 PAGES
------------------------                                      ------------------

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   1     NAME OF REPORTING PERSONS: INSIGNIA PROPERTIES, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

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        NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY        ------------------------------------------------------
         OWNED BY            8     SHARED VOTING POWER
      EACH REPORTING                   88 UNITS
       PERSON WITH
                          ------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                       88 UNITS

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         88 UNITS

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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         LESS THAN 1%

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  14     TYPE OF REPORTING PERSON
         PN

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

------------------------                                      ------------------
CUSIP NO. NOT APPLICABLE               13D                    PAGE 6 OF 10 PAGES
------------------------                                      ------------------

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   1     NAME OF REPORTING PERSONS: AIMCO/IPT, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY        ------------------------------------------------------
         OWNED BY            8     SHARED VOTING POWER
      EACH REPORTING                   88 UNITS
       PERSON WITH
                          ------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                       88 UNITS

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         88 UNITS

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         LESS THAN 1%

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  14     TYPE OF REPORTING PERSON
         CO

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

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CUSIP NO. NOT APPLICABLE               13D                    PAGE 7 OF 10 PAGES
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   1     NAME OF REPORTING PERSONS: UNITED INVESTORS REAL ESTATE, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [X]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS
         NOT APPLICABLE

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY        ------------------------------------------------------
         OWNED BY            8     SHARED VOTING POWER
      EACH REPORTING                   950 UNITS
       PERSON WITH
                          ------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                       950 UNITS

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         950 UNITS

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6%

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  14     TYPE OF REPORTING PERSON
         CO

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

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CUSIP NO. NOT APPLICABLE              13D                     PAGE 8 OF 10 PAGES
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Item 1.  Security and Issuer

         The name of the issuer is United Investors Income Properties, a Missouri limited partnership (the "Partnership"), the address of its principal executive offices is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the "Units").

         This Amendment No. 11 (this "Amendment") amends Items 1, 2, 3, 5 and 7 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.

Item 2.  Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

              (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO
                  Properties"), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business concerns owning and operating multi-family residential properties.

              (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

              (3) Apartment Investment and Management Company, a Maryland
                  corporation ("AIMCO"), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business involves owning and managing multi-family residential properties.

              (4) Insignia Properties, L.P., a Delaware limited partnership, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business involves owning and managing multi-family residential properties.

              (5) AIMCO/IPT, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business involves owning and managing multi-family residential properties.

------------------------                                      ------------------
CUSIP NO. NOT APPLICABLE              13D                     PAGE 9 OF 10 PAGES
------------------------                                      ------------------

              (6) United Investors Real Estate, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business involves owning and managing multi-family residential properties.

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration

         This amendment is being filed after the conclusion of the tender offer by AIMCO Properties to purchase outstanding units of limited partnership interest of the Partnership at a price of $108.00 per unit, subject to the conditions set forth in the offer to purchase, filed as Exhibit (a)(1) to the Schedule TO filed on May 9, 2003, by AIMCO Properties (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer.

         At midnight, New York City time, on June 19, 2003, the offer expired pursuant to its terms. A total of 1,461 units, representing approximately 2.37% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties, L.P. has accepted for payment all of the units at a price of $108.00 per unit.

Item 5.  Interest in Securities of the Issuer

         (a) -(b) The information in lines 7 through 11 and 13 of each Reporting Person's cover page is incorporated herein by reference.

         (c) The information set forth under "THE OFFER--Section 9. Background and Reasons for the Offer" in the Offer to Purchase is incorporated herein by reference.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by the reporting persons.

         (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 7.1     Agreement of Joint Filing, dated June 30, 2003.

------------------------                                     -------------------
CUSIP NO. NOT APPLICABLE              13D                    PAGE 10 OF 10 PAGES
------------------------                                     -------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2003
                                 AIMCO PROPERTIES, L.P.

                                 By:  AIMCO-GP, INC.
                                      ------------------------------------------
                                      (General Partner)

                                 AIMCO-GP, INC.

                                 APARTMENT INVESTMENT AND
                                 MANAGEMENT COMPANY

                                 INSIGNIA PROPERTIES, L.P.

                                 AIMCO/IPT, INC.

                                 UNITED INVESTORS REAL ESTATE, INC.

                                 By: /s/ Patrick J. Foye
                                     -------------------------------------------
                                     Executive Vice President
                                     of each of the foregoing entities